

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2013

<u>Via E-mail</u>
Richard S. Foote
President and Chief Executive Officer
HF2 Financial Management Inc.
999 18th Street, Suite 3000
Denver, Colorado 80202

>   **Re: HF2 Financial Management Inc.**
>   **Amendment to Registration Statement on Form S-1**
>   **Filed February 26, 2013**
>   **File No. 333-186264**

Dear Mr. Foote:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>The Offering, page 6</u>

<u>Stockholder approval of initial business combination, page 10</u>

1. Please revise to clarify the measures you will take if (1) preliminary indications are that the number of public shares to be converted would result in net tangible assets less than $5,000,001 and (2) despite any measures you take in light of such planned conversions, the number of actual conversions ultimately results in net tangible assets less than $5,000,001.

Risk Factors, page 19

Risks Associated with Our Business, page 19

Our sponsors, officers and directors will control…., page 21

2. We note your response to comment 4 of our letter dated February 11, 2013:

    •   Please explain in greater detail the nature of the "commitment" of the sponsors to purchase in the two private placements of sponsors' shares discussed on, for example, page 4 of the amended S-1. Are there any conditions to this commitment (for example, a material adverse change clause) or any way that the sponsors may not actually purchase in the private placements?

    •   Please explain the legal authority for your statement "Rules 101 and 102 of Regulation M are inapplicable to these purchases by the sponsors because the commitment to make such purchases has been made prior to the commencement of the 'restricted period' under Regulation M."

    •   Please explain how the commitment of the sponsors to purchase shares at $10.00 per share the number of Class A Common Stock shares (up to the maximum of 183,525) that is necessary to maintain in the trust account an amount equal to $10.50 per share sold to the public in the offering as described, for example, on page 4, does not have a manipulative effect on the price of Class A Common Stock in light of the stated purpose to maintain a certain trust value per share.

    •   Please explain what controls, in addition to the disclosures discussed in your previous response, you intend to put in place to ensure that your contemplated purchases as described on page 12 do not have a manipulative effect on the secondary market price for Class A Common Stock. For example, will the requirements of the Rule 10b-18 safe harbor be followed for such purchases?

Nasdaq may delist our shares…., page 26

3. We note your response to comment 6 of our letter dated February 11, 2013. You indicate on page 13 that you may "provide for the purchase of shares … using funds held in the trust account" if the public shareholders indicate an intention to vote against a proposed business combination and/or seek conversion of their shares into cash. It is our understanding that Nasdaq does not list companies with such repurchase agreements. Please explain how you will comply with Nasdaq's listing rules for SPACs or how you will list on Nasdaq as indicated.

The founders' shares and the sponsors' shares…., page 26

4. We note your response to comment 5 of our letter dated February 11, 2013 and we reissue the comment in part. Please revise to avoid the phrase "may have" a conflict or other fiduciary obligations when such conflicts or obligations will exist under the circumstances you describe.

5. We note your revised disclosure and response to comment 9 of our letter dated February 11, 2013. You state that you will not consummate a business combination if all public stockholders convert. However, the reference on page 27 regarding circumstances when you "are not able to locate an alternative source of funding" suggests that you could consummate a business combination despite conversions that result in less than $5 million of assets in the trust. Please revise to clarify measures you may take to consummate a business combination despite conversions resulting in less than $5 million in the trust.

Dilution and Capitalization, pages 44-46

6. We note your response to comment 10 of our letter dated February 11, 2013. However, considering your disclosures on pages 10 and 13 that the public shareholders have the right to demand conversion of their shares regardless of whether they vote for or against a business combination, it appears to us that the redemption of up to 100% of the public shares is outside of your control. Therefore it appears to us that shares of Class A common stock subject to conversion would be 15,300,000 (i.e. 100% of the public shares subject to conversion) and the corresponding amount payable would be the net proceeds held in the trust account subject to conversion of $160,650,000. Accordingly, please revise your capitalization table, dilution computations and related disclosures as appropriate or demonstrate to us how your presentation is appropriate and how it complies with the guidance in Section 211 of the SEC's Codification of Financial Reporting Releases.

7. In this regard, it is unclear how you will be able to maintain net tangible asset of $5,000,001, pay a cash advisory fee of $ 6,120,000 and consummate a combination if 100% of the public shareholders demand conversion of their shares. Please revise accordingly.

Proposed Business, page 51

Introduction, page 51

8. We note your revised disclosure beginning on page 51 and response to comment 2 of our letter dated January 14, 2013. Please revise to identify and clearly explain the significant assumptions used in calculating the various numbers, including the multiple of invested capital and internal rate of return.

9. In addition, please revise to further balance the disclosure and provide more prominent cautionary language regarding the assumptions. For example, please revise to address (1) the financial consequences to a hypothetical investor who retains his ownership interest over varying time periods (for example, the extent to which a "hypothetical investor" could have sold at a substantial loss given that Highbury Financial Inc.'s stock traded below $2.00 at points in 2008 and 2009) and (2) other factors external to management, such as market trends, that may have affected Highbury Financial Inc.'s increase in assets under management and the investor return.

Management, page 69

10. Please clarify the circumstances in which you consider the advisory board member to be acting in his capacity as such. For example, it is unclear if it would be solely when he participates in meetings or telephone conferences with you. Please also disclose whether the agreement to maintain confidence and not to make acquisition of the assets or equity of any target business that you are considering is written or enforceable.

Conflicts of Interest, page 73

11. Please revise here and in Related Party disclosure beginning on page 79 to quantify the "significant financial stake[s]" of each of the sponsors' affiliated entities.

Certain Relationships and Related Party Transactions, page 80

12. We note your response to comment 16 of our letter dated February 11, 2013. Please explain how your response is consistent with condition 4.1.7 of the underwriting agreement, which appears to release the underwriters from their purchase commitment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Blaise Rhodes, at (202) 551-3774, or Raj Rajan, at (202) 551-3388, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, at (202) 551-3329 or James Lopez, at (202) 551-3536, with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Floyd I. Wittlin, Esq.